Exhibit 99.1

Ballard Supplies Infintium With Fuel Cell Stacks to Power Material Handling Equipment for Daimler

VANCOUVER, Dec. 4, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today congratulates Infintium, Inc. – part of the Dare Group, a public company listed on the Shenzhen Stock Exchange (Infintium; www.infintium.com) – on its announcement that the Company is now providing Hydrogen Power Cell fuel cell systems to Daimler (Mercedes-Benz) for use in powering Material Handling equipment at its Vance, Alabama manufacturing facility. Ballard fuel cell stacks are integrated into Infintium's Hydrogen Power Cell systems.

The Daimler equipment being powered by Infintium Hydrogen Power Cell systems include Class 1 and 3 forklift trucks as well as Automated Guided Tuggers (AGTs). Ballard FCgen®-1020ACS air-cooled fuel cell stacks and FCvelocity®-9SSL liquid-cooled fuel cell stacks are integrated into Hydrogen Power Cell systems.

Thomas Lynch, CEO of Infintium said, "Our Hydrogen Power Cells, with Ballard fuel cell stacks, underwent thousands of operational testing hours. We now have the data to prove that our smart design exceeded Mercedes' desires to achieve greater reliability and higher fuel efficiency than previous fuel cell designs."

Rob Campbell, Ballard Chief Commercial Officer noted, "We are very pleased to be collaborating with Infintium on its fully integrated system for Material Handling applications. Working with our proven fuel cell stacks, Infintium is now supporting forklift trucks and AGTs for Daimler, a world-leading automotive OEM with the highest standards for performance and reliability. Powering Material Handling equipment with fuel cells offers compelling benefits, including improved productivity and facility space optimization."

Ballard FCgen®-1020ACS air-cooled fuel cell stacks feature:

  Scalable power output from 400 watts to 3.3 kilowatts (kW);
  Open-cathode stack and self-humidifying MEA, eliminating the need for a humidifier, coolant pump and radiator;
  Up to 10,000 hour lifetime, depending on the application; and
  Robust and reliable performance.

Ballard FCvelocity®-9SSL liquid-cooled fuel cell stacks feature:

  Scalable power output from 4-to-21kW;
  High durability;
  Ability to withstand rugged operating conditions;
  Fast, dynamic response; and
  Lifetime in excess of 20,000 hours, depending on the application.

About Infintium, Inc.
Infintium, Inc. is an original designer and manufacturer of the next generation of zero-emission Hydrogen Power Cells for motive applications. Infintium is revolutionizing what hydrogen power can achieve in material handling applications. The Company has introduced the industry's first 'data recorder' that mimics the characteristics of flight recorders in the airline industry. Our sensor fusion design collects hundreds of data points per second, providing a virtual replay of the truck's performance over any given period of time. Our on-board health monitoring system delivers increased reliability and efficiency for the next generation of material handling demands.

Infintium is part of the Dare Group, a public company listed on the Shenzhen Stock Exchange, with worldwide headquarters located in Shanghai, China. Dare has over 5,200 employees worldwide, with eighteen factories and seven R&D facilities located in ten countries spanning North America, Europe and Asia.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 04-DEC-18